HESS CORPORATION
1185 Avenue of the Americas
New York, New York 10036

GEORGE C. BARRY
Vice President, Secretary
and Deputy General Counsel
(212) 536-8599
FAX: (212) 536-8241

January 12, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  H. Roger Schwall, Assistant Director

Re:	Hess Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-01204

Dear Mr. Schwall:

We have received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") as transmitted to John P. Rielly, Senior Vice President and Chief Financial Officer of Hess Corporation (the "Company"), by letter dated December 29, 2011, in connection with the Company’s Form 10-K for Fiscal Year Ended December 31, 2010, filed with the Commission on February 25, 2011.

The Staff's letter requested that the Company respond within 10 business days, which would be January 13, 2012. In a telephone conversation with Mr. John Cannarella of the Staff on January 11, 2012, we requested an extension until January 20, 2012, which Mr. Cannarella kindly agreed to grant. Accordingly, this letter hereby confirms that the Company will respond to the Staff's letter by no later than January 20, 2012.

Thank you for your consideration. If you have any questions concerning the foregoing, please contact me at (212) 536-8599.

Sincerely,

/s/ George C. Barry

cc:	John Cannarella, Division of Corporation Finance
John P. Rielly, Hess Corporation
David M. Johansen, White & Case LLP